Exhibit 99.1

Newmont Yandal Operations Limited

100 Hutt Street

Adelaide, South Australia 5000

AUSTRALIA

June 11, 2003

TO THE HOLDERS OF THE FOLLOWING SERIES OF OUTSTANDING NOTES OF NEWMONT YANDAL OPERATIONS LIMITED

Ladies and Gentlemen:

We are writing to you to inform you of our response to the tender offer (the "Bondco Offer") commenced by Yandal Bond Company Limited, a Delaware corporation ("Bondco") and a wholly-owned subsidiary of Newmont Mining Corporation, a Delaware corporation ("Newmont"), to purchase all of the outstanding 8 7/8% Senior Notes due 2008 (the "Notes") of Newmont Yandal Operations Limited (formerly named Normandy Yandal operations Limited and Great Central Mines Limited), a corporation organized under the laws of Victoria, Australia (A.C.N. 007 066 766) (the "Company") at a price and otherwise upon the terms and subject to the conditions set forth in Bondco's Offer to Purchase and Consent Solicitation Statement, dated May 29, 2003.

Please be advised that the Company is expressing no opinion and remaining neutral toward the Bondco Offer. The Company is taking no position with respect to the Bondco Offer because (a) the Company has not participated in, and takes no responsibility for, the Bondco Offer and (b) each holder of the Notes and his, her or its financial advisor are in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such holder.

Sincerely,

NEWMONT YANDAL OPERATIONS LIMITED

By: /s/ John A.S. Dow

Name:  John A.S. Dow

Title: Chairman